UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-20355

Costco Wholesale Corporation

(Exact name of registrant as specified in its charter)

999 Lake Drive, Issaquah, WA 98027

(Address of principal executive office)

(Zip Code)

(Registrant’s telephone number, including area code):  (425) 313-8100

Common Stock $.005 Par Value Held by 401(K) Plan For California Union Employees

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☒

Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐

Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐

Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Costco Wholesale Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 24, 2003	By: /S/ RICHARD A. GALANTI

Richard A. Galanti Executive Vice President Chief Financial Officer